

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 2, 2018

Via E-mail
Christopher P. Vallos
President and Chief Executive Officer
Core Lithium Corp.
250 East Fifth Street, 15th Floor PMB #121
Cincinnati, OH 45202

> **Re: Core Lithium Corp.**
> **Registration Statement on Form 10-12G**
> **Filed July 6, 2018**
> **File No. 000-55959**

Dear Mr. Vallos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Properties page 23

1.   Please disclose whether a member of your management team has visited your mineral property.

2.   Please disclose the mineral claim expiration dates, fees, and the name of the party responsible for such fees. In this regard we reference paragraph (b)(2) of Industry Guide 7.

3.   Please describe any infrastructure on your property pursuant to paragraph (4) of Industry Guide 7.

4.   Please summarize the permits required to carry out your exploration plans and the anticipated timing to obtain such permits.

Security Ownership of Certain Beneficial Owners and Management, page 28

5.   We note your disclosure on page 34 that 6,000,000 shares of your common stock were issued during the period ended March 31, 2018. Please update you beneficial ownership table or advise. Refer to Item 403 of Regulation S-K.

Significant Employees, page 29

6.   You disclose that, except for your President, you have no full-time or part-time employees. However, on your website and Fact Sheet it appears you have other employees, including a Vice President of Mining Exploration and a Vice President of Finance. Please reconcile your disclosure with your website.

Executive Compensation, page 30

7.   We note your statement that the "summary compensation table indicates the cash and non-cash compensation earned from the Company during the fiscal year ended December 31, 2017 and December 31, 2016 …." We also note your statement in footnote 1 to the Summary Compensation Table that "[d]uring our fiscal year ended December 31, 2017, we paid $0 in consulting fees due to Mr. Vallos under his employment consulting agreement."   Finally, we note that you indicate in the Certain Relationships and Related Transactions section that the company owes Mr. Vallos $27,000 in consulting fees as of March 31, 2108. Item 402(m) of Regulation S-K requires the disclosure of all compensation awarded to, earned by, or paid to the named executive officer. Please revise your disclosure in the first paragraph in this section and the disclosure in the Summary Compensation Table as appropriate.

8.   Revise your Summary Compensation Table to include a Total column at the end of the table.

Employment Agreements, page 30

9.   Please revise to clarify the terms in the initial consulting agreement with Mr. Vallos entered into on May 2, 2017 and the terms in the amended consulting agreement entered into on December 15, 2017. Specifically indicate when the company agreed to pay Mr. Vallos a monthly consulting fee of $3,000 a month.

Certain Relationships and Related Transactions, and Director Independence, page 32

10.   Please identify any promoters for the past five fiscal years. Refer to Item 404(c) of Regulation S-K.

Recent Sales of Unregistered Securities, page 34

11.   Please revise to briefly state the facts relied upon to make the exemption(s) available. Please see Item 701(d) of Regulation S-K.

Financial Statements

Consolidated Balance Sheets, page F-4

12.   Please expand your disclosure to include the number of authorized, issued and outstanding shares for each class of stock for each balance sheet date.

Statement of Operations, page F-5

13.   Please expand your footnote disclosure to address how you calculated your weighted average shares outstanding for each period – both basic and diluted – and tell us whether the impact of your reverse stock split has been reflected retroactively in all periods presented. Refer to FASB ASC 260-10-50 and SAB Topic 4C.

Statement of Stockholders' Equity, page F-6

14.   Please expand your disclosure to explain the nature of the line item "Preferred Stock Reverse Split" which appears to have had the effect of eliminating your previously outstanding preferred stock. Please also tell us the basis for your accounting for this item.

15.   We note on September 15, 2017, you effected a 1-for-110 reverse stock split of your issued and outstanding common stock. Please modify your historical financial statements to present this reverse split retroactively in all financial statement periods presented. Refer to SAB Topic 4C.

Index to Exhibits, page 40

16.   Please file the lease for your principal executive office described on page 23. Refer to Item 601(b)(10) of Regulation S-K.

17.   Please file your convertible note and convertible debenture as an exhibit. Refer to Item 601(b)(10).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Mark C. Lee
        Greenberg Traurig, LLP